SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 6-K


                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                        TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2003

                                LANOPTICS LTD.
                (Translation of registrant's name into English)

                               1 Hatamar Street
                                  P.O.B. 527
                                 Yokneam 20692
                                    ISRAEL
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F |X|           Form 40-F ___


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ___                                No  |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                               TABLE OF CONTENTS


Information  Furnished

Signature

Exhibit  Index

Exhibit  99.1 -  Press  Release dated October 13, 2003

                             INFORMATION FURNISHED
                             ---------------------

         On October 13, 2003, LanOptics Ltd. issued a press release announcing that BATM/Telco Systems has selected EZchip's NP-1c 10-Gigabit network processor for its next generation IPv6 routing platform. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          LANOPTICS LTD.


                                          By:  /s/ Dror Israel
                                               ---------------------------
                                               Name:  Dror Israel
                                               Title: Chief Financial Officer


Dated: October 14, 2003

                                 Exhibit Index

Exhibit Number             Description
--------------             -----------

     99.1           Press release dated October 13, 2003.

Exhibit 99.1 - Press Release



BATM
-----
TELCO                                                EZ CHIP
SYSTEMS                                         --------------------
                                                    TECHNOLOGIES





FOR IMMEDIATE RELEASE

            BATM/TELCO SYSTEMS SELECTS THE NP-1c NETWORK PROCESSOR
                FROM EZCHIP TECHNOLOGIES TO POWER IPv6 ROUTER

             Leveraging NP-1c integration for IPv6 implementation

Geneva -- October 13, 2003 -- EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, and BATM Advanced Communications (London stock exchange ticker symbol: BVC), a worldwide leader in designing and supplying IP packet-based systems, today announced that BATM/Telco Systems has selected EZchip's NP-1c 10-Gigabit network processor for its next generation IPv6 routing platform. BATM/Telco Systems will display its new platform at the ITU Telecom World 2003 Exhibition in Geneva, Switzerland on October 12-18, 2003. EZchip will display the BATM/Telco Systems IPv6 router at the Network Processor Conference (NPC) West 2003 on October 22-23 in San Jose, California.

According to Dr. Zvi Marom CEO of BATM/Telco Systems, "BATM/Telco Systems focuses on providing IPv6 capabilities and an IPv4 to IPv6 migration program in its products. Using EZchip's advanced network processor enables us to provide a faster solution than any other and offers outstanding flexibility to accommodate the special needs of our customers".

"BATM/Telco Systems's decision to base their IPv6 router on EZchip's network processor underscores the benefits of using NP-1c for IPv6 solutions," said Eli Fruchter, President and CEO of EZchip. "Through its high integration, the NP-1c enables IPv6 and advanced services with an order of magnitude savings in chip-count, power dissipation and cost. With 25 customers already having selected EZchip's network processors, solid funding, strongly differentiated products and an NP-2 roadmap, we continue to substantiate our market leadership."

BATM/Telco Systems T10 routing platform provides 10 ports of Gigabit Ethernet and one port of 10-Gigabit Ethernet enabling IPv4/IPv6 routing performance of up to 30 Mpps. The T10 is available in two packages: a stand alone 1.5RU unit for a 19" rack, and as a module plugged into the BATM/Telco Systems T6Pro Metro-Core routing switch. The T10 supports an IPv4/IPv6 dual stack approach and provides IPv4-to-IPv6 and IPv6-to-IPv4 tunneling.


Since IPv6 effectively quadruples the size of a router's lookup tables, it also quadruples the classification hardware requirements. EZchip's NP-1c through integrated classification and patented technology addresses all the needs of IPv6 along with many other applications through just four low-power, low-cost DRAM chips to reduce total system chip-count, power and cost. When using competing network processor solutions that rely on CAM and SRAM memory chips for classification, the impact of the four-fold increase in IPv6 lookup tables entails using as many as 40 chips generating over 100 Watts at a cost of thousands of dollars for classification hardware alone.

About EZchip Technologies

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) provides award-winning, high-speed, highly integrated network processors. EZchip's breakthrough TOPcore(TM) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

About BATM/Telco Systems:

BATM/Telco Systems primarily develops and manufactures Data/Telecommunication broadband access systems and advanced IP solutions. Its main customers are Service Providers, ISPs, ASPs, Telcos, CLECs and typically Fortune 500 companies in more than 40 countries. Its US & Americas headquarters is located in Boston and its International headquarters in Rosh Ha'ayn, Israel. BATM/Telco Systems has strong strategic alliances and joint projects with the world's technology leaders. The company employs a highly professional workforce of hundreds of engineers and has won several world renowned awards. Visit our web site at http://www.telco.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by or on behalf of LNOP.

EZchip Contact:
Daureen Green
EZchip Technologies, Israel
++972-4-959-6677
dgreen@ezchip.com

BATM/Telco Systems Contact:
Shirley Nakar
BATM/Telco Systems
++972-3-9386957
shirleyn@batam.co.il